UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41834

Global Mofy AI Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town

Gaobeidian Township, Chaoyang District, Beijing

People’s Republic of China, 100000

+86-10-64376636

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

At the annual general meeting (the “AGM”) of shareholders of Global Mofy AI Limited (the “Company”) held on January 5, 2026 at 10:00 a.m., Beijing Time (January 4, 2026, at 9:00 p.m. Eastern Time), the following matters, among others, were approved and authorized:

A.	conditional upon the approval of the board of directors of the Company (the “Board”) in its sole discretion, with effect as of the date the board of directors of the Company (“Board”) may determine:

i.	all of the authorized, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated, at any one time or multiple times during a period of up to three (3) years after the date of the Meeting (each a “Share Consolidation” and collectively, the “Share Consolidations”) in each case, at the exact consolidation ratio and effective time as the Board may determine in its sole discretion (together, the “Share Consolidations”, and each, a “Share Consolidation”); provided always, that the accumulated consolidation ratio for any and all such Share Consolidations shall be no less than two (2)-for-one (1) nor greater than five-hundred (500)-for-one (1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to nominal value) as the existing Shares of each class as set out in the Company’s current amended and restated memorandum and articles of association;

ii.	no fractional shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional share upon a Share Consolidation, the total number of shares to be received by such shareholder be rounded up to the next whole share; and

iii.	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s), be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

B.	any one director or officer of the Company be and is hereby authorized for and on behalf of the Company to do all such other acts or things necessary or desirable to implement, carry out, and give effect to the Share Consolidation(s), if and when deemed advisable by the Board, in its sole discretion.

According to the unanimous written resolutions of the Board passed on May 26, 2026, the reverse stock split at the ratio of fifty (50)-for-one (1) (the “Reverse Stock Split”) and the rounding up of any fractional shares resulting from the Reverse Stock Split to the nearest whole ordinary share were approved.

Upon the opening of the market on June 11, 2026, the Company’s Class A ordinary shares began trading on the Nasdaq Stock Market (“Nasdaq”) on a post-Reverse Stock Split basis under the current symbol “GMM”.

Every fifty (50) outstanding Class A ordinary shares or Class B ordinary shares were combined into and automatically became one post-Reverse Stock Split Class A ordinary shares or Class B ordinary shares, respectively. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary shares or Class B ordinary shares, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. The new CUSIP number following the Reverse Stock Split is G3937M205.

The Reverse Stock Split will reduce the number of outstanding shares of the Company from approximately 89.58 million Class A ordinary shares of a par value of US$0.00003 each and approximately 8.17 million Class B ordinary shares of a par value of US$0.00003 each to approximately 1.79 million Class A ordinary shares of a par value of US$0.0015 each and approximately 0.16 million Class B ordinary shares of a par value of US$0.0015 each, respectively. The par value of the Class A ordinary shares and Class B ordinary shares will be increased in proportion to the ratio of the Reverse Stock Split to US$0.0015 per share, and the number of authorized ordinary shares will be reduced in proportion to the ratio of the Reverse Stock Split to 600,000,000 Class A ordinary shares and 80,000,000 Class B ordinary shares.

The Reverse Stock Split is intended for the Company to maintain compliance with Nasdaq Listing Rule 5810(c)(3)(A)(iii), which requires issuers listed on Nasdaq to maintain a closing bid price of greater than $0.10.

The Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K as Exhibit 1.1 is a copy of such fifth amended and restated memorandum and articles of association.

Attached to this report as Exhibit 99.1 is a copy of the press release dated June 9, 2026 titled “Global Mofy AI Limited Announces Effective Date of Reverse Stock Split”.

This Report on Form 6-K (including the exhibit) is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on January 28, 2026 (Registration No. 333-293015), as amended, and Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on March 6, 2026 (Registration No. 333-294113), as amended.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Fifth Amended and Restated Memorandum and Articles of Association
99.1	Press Release – Global Mofy AI Limited Announces Effective Date of Reverse Stock Split, dated June 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy AI Limited

Date: June 11, 2026	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer, Director, and Chairman of the Board

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